

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Yuk Ming, Gary Ma
Chief Financial Officer
WANG & LEE GROUP, Inc.
5-6/F Wing Tai Factory Building
3 Tai Yip Street
Kwun Tong
Kowloon, Hong Kong

   Re: WANG & LEE GROUP, Inc.
    Form 20-F for Fiscal Year Ended December 31, 2022
    File No. 001-41681

Dear Yuk Ming, Gary Ma:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Rongwei Xie